UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of July 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                         No   X

TABLE OF CONTENTS

I.	EDP Release – July 27, 2006: EDP Informs About a Potential Transaction Relating to Optimus.

II.	EDP Release – July 27, 2006: Disposal of HC Energia Stake in Telecable.

Lisbon, July 27th 2006

Reuters: EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP INFORMS ABOUT A POTENTIAL TRANSACTION RELATING TO OPTIMUS

As released to the market on May 10th, EDP, as holder of a preemption right over the Optimus – Telecomunicações, S.A. (“Optimus”) shares held by 093X – Telecomunicações Celulares, S.A. (“093X”), was contacted by Sonaecom, SGPS, S.A. (“Sonaecom”), the majority shareholder of Optimus, which informed EDP of its availability to carry out a roll-up transaction with the purpose of consolidating in Sonaecom the Optimus shares currently held by 093X.

In this context, Sonaecom gave notice to EDP that it had reached an agreement with 093X envisaging a swap of shares representing 25,7% of the share capital of Optimus for 58.3 million new Sonaecom ordinary shares to be issued in a share capital increase to be convened for this purpose. This transaction is therefore subject to the approval of the share capital increase by the General Shareholders Meeting, as well as the obtainance of the necessary administrative approvals.

Additionally, EDP was informed that 093X has entered into an agreement with Sonae, SGPS, S.A. (“Sonae”) regulating the transmission of these shares in the case that where the swap of shares takes place. In relation to half of the stake resulting from the swap, a lock up period of up to a maximum of 1 year will apply, and a call option will be granted to Sonae over these shares should the tender offer launched by Sonae over Portugal Telecom be successful. Moreover, a tag along and drag along option was agreed in relation to the shares held by 093X in Sonaecom.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

EDP has currently no intention of exercising its pre-emption right given that in exchange of not exercising this right Thorn, holder of 100% of OPTEP – Sociedade Gestora de Participações Sociais, S.A. (“OPTEP”) share capital, has conferred to EDP the option to acquire the entire share capital and accessory capital of OPTEP, should the proposed transaction take place. OPTEP holds 100% of 093X share capital.

At the time of disposal by EDP, on March 2002, of the OPTEP shares, these shares were the object of a Total Return Swap (“TRS”) which in case of acquisition of the OPTEP shares by EDP, will be unwound.

As a consequence of the above-mentioned TRS, EDP will recognize a financial loss or gain which will amount to the difference between €315 million (initial reference value for the TRS) and the market value of the mentioned 58.3 million Sonaecom shares.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

Lisbon, July 27th 2006

Reuters: EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

DISPOSAL OF HC ENERGIA STAKE IN TELECABLE

Hidroeléctrica del Cantábrico (“HC Energia”) and Caja de Ahorros de Asturias (“Cajastur”) signed today a memorandum of understanding (“MoU”) providing for the sale to Cajastur of the 46% stake that HC Energia holds in Sociedad Promotora de las Telecomunicaciones en Astúrias (“SPTA”), which holds 100% of the capital of Telecable de Asturias (“Telecable”) for €53,7m. The book value of this stake in HC Energia is €18,2m, which is expected to result in a capital gain of €35.5m. Moreover, HC Energia will retain for a certain period of time the right to share a percentage of the upside that is generated if Cajastur sells this stake in Telecable for a price higher than the above referred.

Telecable is a cable TV operator in the Asturias region which was consolidated in EDP’s accounts through equity method. Its contribution to EDP’s 2005 results was €460,000.

This deal is still subject to several conditions, which include, among others, the negotiation of the definitive agreements, particularly the sale and purchase agreement, approval of the transaction by regulatory and competition authorities and its approval by the corporate bodies of EDP and Cajastur. Completion of the deal is expected to occur until the end of this year.

This disposal comes in line with EDP’s strategy of focusing on its core energy business, which was presented in our strategic guidelines review of July 19th.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 1805 Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer